Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR

February 6, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:                             SteadyMed Ltd.

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted December 24, 2014

CIK No. 0001619087

Dear Mr. Riedler:

On behalf of our client, SteadyMed Ltd., a company incorporated under the laws of Israel (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2015 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on December 24, 2015.

Concurrently with the submission of this letter, the Company is submitting a Registration Statement (the “Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Prospectus Cover Page

1.                                      We note your response to prior comment 1. Please revise your disclosure to also include the legend on the page containing the first graphic, in which you state that you “are a specialty pharmaceutical company focused on the development and commercialization of therapeutic product candidates.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement as requested.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

February 6, 2015

Page Two

Prospectus Summary

Company Overview, page 1

2.                                      We note your response to prior comment 2. Please revise the table on pages 2 and 76 to remove the column labeled “Next Steps.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement as requested.

Use of Proceeds, page 50

3.                                      We note your response to prior comment 3 and associated revisions to your registration statement. However, if the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. Accordingly, please disclose the amount of proceeds that you anticipate contributing to each of your AHPA product candidates and the related research and development activities, including clinical trials. In this regard, please disclose how far in the clinical development process you expect the proceeds from this offering will enable you to proceed for each of those product candidates by indication. You should disclose whether you expect the applicable proceeds will be sufficient to fully fund each clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding these amounts and the reasons that the actual use of proceeds could vary.

Response: The Company acknowledges the Staff’s comment and has provided the additional disclosure on pages 7 and 50 of the Registration Statement as requested.

Management, page 105

4.                                      Please update your executive and director compensation disclosure to include the registrant’s last completed fiscal year. You should continue to provide 2013 executive compensation information in your Summary Compensation Table. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has provided the additional disclosure on page 118 of the Registration Statement as requested.

**********

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

February 6, 2015

Page Three

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Jonathan M.N. Rigby, SteadyMed Ltd.
James C. Kitch, Cooley LLP
Rose L. Standifer, Cooley LLP
Cheryl V. Reicin, Torys LLP
Mile T. Kurta, Torys LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM